February 28, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Greenbacker Renewable Energy Company LLC Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 Filed on February 28, 2013 File No. 333-178786-01

Dear Ms. Ransom, Ms. Brown and Ms. Kaufman:

On behalf of our client, Greenbacker Renewable Energy Company LLC, a Delaware limited liability company (the “Company”), we submit for filing Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-178786-01) (the “Registration Statement”). Pre-Effective Amendment No. 2 to the Registration Statement contains changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 10, 2013 (the “January 10 Letter”), with respect to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments contained in the January 10 Letter. The responses are set out in the order in which the comments were set out in the January 10 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 2 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 1 to the Registration Statement. All page references in the responses below are to the pages of the marked copy of Pre-Effective Amendment No. 2 to the Registration Statement.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

The Company advises the Staff that, while the Company may qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), the Company does not intend to take advantage of any of the reduced public company reporting requirements afforded by the JOBS Act. The Company has, however, revised the cover page and page 77 of the prospectus in response to the Staff’s comment.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Neither the Company nor anyone authorized on its behalf has prepared any written materials in reliance on Section 5(d) of the Securities Act to potential investors and the Company is not aware of, and has not participated in the preparation of, any research reports written about the Company by any broker or dealer that is participating or will be participating in the Company’s offering. If either of these circumstances should change, the Company will provide the Staff with the applicable written materials or research reports, as the case may be.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

3.	Please provide us with a detailed legal analysis as to the applicability of Securities Act Rule 419 to your offering. In this regard, we note that your board has the authority to modify or waive, among other things, your current investment criteria and strategies without prior notice and without stockholder approval. Please see Securities Act Rule 419.

Section (a)(2) of Rule 419 under the Securities Act defines a “blank check company” as a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended. The Company does not believe that it is a blank check company as defined above and therefore is not subject to the provisions of Rule 419. Specifically, the Company does not believe it is a blank check company because it has a business plan, which is to acquire and manage renewable energy and energy efficiency projects and other energy related businesses as well finance the construction and/or operation of these projects and businesses. The Company’s business plan is described in detail throughout the prospectus, including under the caption “Business – Investment Strategy,” which contains specific descriptions of types of investments the Company intends to make and the sectors in which it intends to focus. The Company’s business plan is also described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Furthermore, the Company’s investment process for acquiring assets is described in detail under the caption “Business – Our Investment Process” and provides significant detail regarding origination, evaluation, execution, monitoring and exiting of investments.

While the Company has a specific business plan as outlined above and as described in the prospectus, the Company currently has no assets and will not commence any significant operations until it has satisfied the minimum offering requirement. However, the fact that the Company has not yet acquired any assets does not mean it is a blank check company subject to Rule 419. In fact, in Section II entitled “Discussion of the Rules” subsection “A. Scope of Rule 419” of Securities Act Release No. 33-6932 (April 13, 1992), which adopted rules relating to registration statements filed by blank check companies, the Commission stated the following:

Rule 419 does not apply to offerings by small businesses other than blank check companies, such as investments in limited partnerships or other direct participation programs (sometimes called “blind pools”) where a detailed plan of business is developed, but specific investment properties are unidentified (e.g., a real estate limited

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

partnership formed to invest in apartment buildings that have not yet been selected.) Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.

Accordingly, the Company believes that it is a start-up company with a specific business plan and is not subject to Rule 419.

The Company notes the Staff’s comment that, as disclosed in the prospectus, the board of directors of the Company has the authority to modify or waive its current investment criteria and strategies without prior notice and without member approval. The Company advises the Staff that it currently has no intention to pursue a business plan or strategy other than the business plan that is described in detail in the prospectus. As stated under the caption “Estimated Use of Proceeds,” the Company intends to use substantially all of the net proceeds from its offering to acquire and manage income-generating renewable energy and energy efficiency projects and other energy-related businesses as well as to finance the construction and/or operation of these projects and businesses. The Company does not believe the fact that the board of directors has the authority and the flexibility to modify or waive its current investment criteria and strategies in the future, whether in response to changes in market conditions or otherwise, indicates in any way that the Company does not presently have a specific business plan that it intends to pursue. The Company also advises the Staff that as disclosed under the caption “Risk Factors—Risks Related to Our Business and Structure—Our board of directors may change our investment policies and strategies without prior notice or member approval, the effects of which may be adverse.”, the Company will promptly file a prospectus supplement and a press release on Form 8-K disclosing any such modification or waiver.

For the reasons set forth above, the Company believes that it has a specific business plan that is described in detail in the prospectus for investors to analyze and therefore is not a blank check company subject to Rule 419.

4.	Please revise your registration statement to substantially comply with the applicable requirements of Industry Guide 5. By way of example only, and not intended as an exhaustive list, please revise your registration statement:

•	to include your suitability standards immediately following the prospectus cover page; and

•	to provide your disclosure regarding conflicts of interest under a separate section heading.

In response to the Staff’s comment, the Company has revised the Registration Statement to substantially comply with the applicable requirements of Industry Guide 5. For example, the Company has revised the disclosure (1) on the cover

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

page to include a brief identification of the material risks involved in the purchase of the securities with a cross-reference to further discussion in the prospectus, as required by Item 1.D of Industry Guide 5, (2) to include the suitability standards immediately following the prospectus cover page, as required by Item 2 of Industry Guide 5, (3) to provide disclosure regarding conflicts of interest under a separate section heading, as required by Item 5 of Industry Guide 5, and (4) on page II-3 to include the undertakings required by Item 20 of Industry Guide 5.

In accordance with undertaking 20.D of Industry Guide 5, the Company intends to file sticker supplements pursuant to Rule 424(c) under the Securities Act during the offering describing each project or business not identified in the prospectus at such time as there arises a reasonable probability that such project or business will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, which includes financial statements of acquired projects or businesses. Pursuant to Section 229 of the Compliance and Disclosure Interpretations of the Division of Corporation Finance, when projects or businesses are acquired during the offering period, the Company may continue sales activities notwithstanding the pendency of the 71-day extension of time to file the financial statements for such acquired project or business, so long as the quarterly post-effective amendments containing the financial statements are filed when required by undertaking 20.D of Industry Guide 5.

5.	We note that you have included a discussion of Investment Company Act considerations in your prospectus summary on pages 17-18 and in the last risk factor on page 22. Please provide further discussion of this topic under a separate heading to be included in the main body of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101-102 under the caption “Business—Investment Company Act Considerations” to provide a further discussion of this topic.

Prospectus Cover Page

6.

We note the revisions you made throughout your prospectus disclosing that purchases by your directors, officers and any of your affiliates or the affiliates of GCM (other than GCM’s initial contribution to you) will count toward meeting your minimum offering requirement. Please revise to disclose this on your prospectus cover page. In an appropriate place in your prospectus, please also specifically state whether any of these parties or any other party involved in marketing the securities has reserved the right to purchase your securities in order to meet the minimum offering requirement with respect to this offering; disclosing their intentions is insufficient. If so,

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

please disclose the amount that may be purchased and confirm that such persons are purchasing for investment and not for resale.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 46 and 63.

Prospectus Summary, page 2

Our Business Objective and Policies, page 4

7.	We note your responses to comments 15 and 45 in our letter dated January 27, 2012. With your next amendment, please provide us with copies of the supplemental materials referenced in these responses.

The Company advises the Staff that it will supplementally provide the Staff with the materials supporting the industry data in the prospectus.

Our Corporate Structure, page 5

8.	Please include Greenbacker Renewable Energy Company LLC in your organizational chart. Additionally, we note Greenbacker Renewable Energy Fund LLC is included in your chart, but not referenced in the text of your disclosure. Please provide textual disclosure to explain the purpose of this entity, if applicable. In addition, please also revise your organizational chart as follows:

•

to include any acronyms or shortened names that you use to refer to the legal entities within the text of the disclosure in parentheses following the name of the legal entity in the organizational chart;

•	to reflect the administrator and any relationship between the administrator and you and your affiliates;

•	to reflect the ownership of your directors and/or officers in GCM; and

•	to include footnote disclosure reflecting the relationship between your dealer manager and each of Strategic Capital and GCM as well as the relationship between GGIC and GCM.

The disclosure has been revised in response to the Staff’s comment on page 5. Furthermore, the Company supplementally advises the Staff that there is no such entity named “Greenbacker Renewable Energy Fund LLC,” and the organizational chart on page 5 has been revised to reflect this.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

The Offering, page 7

9.	We reviewed your response to comment 22 in our letter dated January 27, 2012 and reissue this comment. In your response, you indicate that you will file prospectus supplements for potential changes in the offering price at each closing date. We also note that the second full risk factor on page 35 indicates that investors will not know the purchase price per share at the time they submit their irrevocable subscription agreement. However, this may not satisfy Item 501(b)(3) of Regulation S-K, which requires disclosure of the offering price or the method by which the offering price is determined, in order to have a valid Section 10(a) prospectus. Please tell us why, if the offering price changes during the ongoing offering, any changes in the offering price would not need to be included in the registration statement, or a post-effective amendment thereto, and disclosed to investors prior to the time that they subscribe to shares.

In addition, in your response you indicate that you will file prospectus supplements for changes between the date of the last prospectus supplement and the date an investor makes its investment decision and for other material changes, such as modifications to or waivers of your current investment criteria and strategies. It is not clear to us how the filing of prospectus supplements complies with the federal securities laws since it appears that investors may not be in possession of all material information at the time of their investment decision. Please refer to Securities Act Rule 159. For additional guidance regarding Rule 159, please also see Section IV.A of Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf. Please provide us with your detailed legal analysis as to how your proposed offering satisfies the federal securities laws.

In response to the Staff’s comment, the Company has revised the prospectus to include detailed disclosure in the Registration Statement on pages 81-83 under the caption “Determination of Net Asset Value” regarding the method by which the offering price will be determined during the ongoing offering. In addition, the Company has further revised the “Questions And Answers About This Offering” section of the Registration Statement on page 47 to more prominently disclose the initial offering prices, the method by which the offering prices will be determined and how changes in the offering prices will be communicated to investors. Accordingly, the Company believes that it has complied with the requirements of Item 501(b)(3) of Regulation S-K, which requires disclosure of the offering price or the method by which the price is to be determined.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

In addition, the Company has revised the prospectus on pages 82-83 under the caption “Determination of Net Asset Value – Determination of Our Net Asset Value” and elsewhere in the prospectus to reflect that (1) members will be admitted on a daily basis, (2) upon meeting the minimum offering requirement, valuations of the Company’s net asset value will be calculated on a quarterly basis, (3) offering prices will be changed to reflect changes in net asset value per share, (4) the Company will implement the price changes by preparing a supplement to the prospectus or by filing an amendment to the Company’s registration statement with the Commission, as appropriate, that discloses the new offering prices, and (5) the new offering prices will not be effective until five business days after the Company’s board of directors determines to set new prices and the Company publicly discloses such prices in such supplement or amendment to the registration statement, as well as posting the updated information on the Company’s website.

With the procedures and added disclosures outlined above, the Company believes that at the time an investor subscribes for shares (i.e., the time of sale as referred to in Rule 159), the prospectus will satisfy Item 501(b)(3) of Regulation S-K and will convey all material information relating to pricing because it will clearly convey the method by which the offering price has been determined and because the Company will announce price changes five business days in advance of the date they become effective it will in almost all situations convey the actual price to be paid by the investor. These procedures, coupled with the requirement that a new investor must have received a final prospectus for five business days before submitting its subscription agreement, will help to ensure that investors receive all pricing information at the time of sale.

However, because in very limited circumstances it is theoretically possible that an investor may not know the actual price the investor will pay when such investor submits its subscription agreement, we have included disclosure to address this on pages 38 and 64 under the captions “Risk Factors – Risks Related to This Offering and Our Shares – The offering prices will change on a quarterly basis and investors may not know the offering price at the time they submit their subscriptions.” and “Plan of Distribution – Subscription Process.”

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

The Company acknowledges that changes to certain information contained in the prospectus, such as a material change in the method of calculating the Company’s net asset value, or if the Company materially changes its investment criteria or strategies, would require the Company to provide notice of any such material change in a prospectus supplement or registration statement amendment prior to its implementation. Furthermore, in such an event, as disclosed on page 1 of the Registration Statement, the Company acknowledges that it may have to suspend sales while the Commission reviews any such amendment to the registration statement, during which time the Company intends to refrain from accepting subscriptions until such amendment is declared effective and all material information has been conveyed to investors (by means of a final prospectus). Therefore, investors will be in possession of all material information at the time of their investment decision as required by the federal securities laws.

The Company also notes the offering of Trilinc Global Impact Fund, LLC (Registration No. 333-185676), a non-traded limited liability company that has an effective registration statement, follows the above pricing model.

Risk Factors, page 8

Risks Related to Debt Financing, page 10

10.

We note your response to comment 21 in our letter dated January 27, 2012. In the third sentence of the paragraph, please clarify whether base management fees payable to GCM could or will increase regardless of

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

performance. Also, please add the words “to the Special Unitholder.” to the end of the fourth sentence to improve clarity.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 under the caption “Prospectus Summary—Risk Factors—Risks Related to Debt Financing” to clarify that the base management fees payable to GCM will increase regardless of performance and has added the words “to the Special Unitholder” as requested to improve clarity.

Risk Factors, page 19

Risks Related to Our Business and Structure, page 19

This offering is initially a “blind pool” offering. . ., page 19

11.	In response to comment 28 in our letter dated January 27, 2012, you state that you expect your board will approve your investment policies prior to the effectiveness of the registration statement. Please confirm that you will disclose these policies in a future amendment. Please also revise this risk factor to provide a cross-reference to disclosure in your prospectus describing your investment policies.

The disclosure has been revised in response to the Staff’s comment on page 99 to describe the investment policies to be approved by the Company’s board of directors prior to effectiveness of the Registration Statement. In addition, the disclosure has been revised in response to the Staff’s comment to include a cross-reference to such disclosure on page 21.

Risks Related to Our Advisor and Its Affiliates, page 24

Our advisor and its affiliates, including our officers . . ., page 24

12.	We note your response to comment 30 in our letter dated January 27, 2012 and reissue this comment in part. Please disclose whether your board will establish target limits of leverage.

In response to the Staff’s comment, the Company has revised the prospectus on page 26 under the caption “Risk Factors—Risks Related to Our Advisor and Its Affiliates—Our advisor and its affiliates, including our officers and some of our directors will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our members.” to disclose the target leverage limit. The Company notes the disclosure also appears on pages 37-38 under the caption “Risk Factors—Risks Related to Debt Financing—The base

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

management fee payable to GCM increases with the use of leverage and thus, GCM will have a financial incentive to incur leverage; however, if we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our members, and result in losses.”

Risks Related to This Offering and Our Shares, page 35

13.	Please revise to describe the risks to investors related to the restrictions on transfer described under the heading “Transferability of Shares” on page 123.

In response to the Staff’s comment, the Company has revised the prospectus on page 39 to describe the risks to an investor related to the restrictions on transfer. In addition, the Company has further revised the prospectus on page 144 under the caption “Transferability of Shares.”

Questions and Answers about This Offering, page 43

Q: How long will this offering last?, page 43

14.	We note your response to prior comment 35 and the revisions to your filing on page 43 and, in particular, your disclosure that a new registration statement would be declared automatically effective. Please tell us the basis for this statement.

The disclosure has been corrected in response to the Staff’s comment on page 46.

Q: Are there any restrictions on the transfer of shares?, page 45

15.	Please revise the answer to this question to include a cross reference to the detailed description of the restrictions on transfer.

The disclosure has been revised in response to the Staff’s comment on page 49.

Estimated Use of Proceeds, page 46

16.	We note your disclosure under the heading “Distributions” on page 15 that you “may pay all or a substantial portion of your distributions from …the proceeds of this offering….” Please revise your disclosure under this heading accordingly. See Item 504 of Regulation S-K.

The Company advises the Staff that it has disclosed to investors that it may pay all or a substantial portion of its distributions from borrowings, offering proceeds

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

or other sources, without limitation, on page 17 under the heading “Prospectus Summary—Distributions” and on page 67 under the heading “Distribution Policy.” In addition, in response to the Staff’s comment, the Company has revised prospectus on page 52 under the heading “Estimated Use of Proceeds.”

Plan of Distribution, page 47

Subscription Process, page 54

17.	We note your disclosure that, by executing a subscription agreement, an investor will attest that he or she has received the final prospectus. Please revise the subscription agreement and your disclosure to delete this representation, since it appears this representation may be intended to operate as a waiver of rights. For additional guidance, please see footnote 410 and the accompanying text in Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf.

The Company advises the Staff that the representation included in the subscription agreement is not intended as a waiver of rights. Section III.E.1 of the suitability standards set forth in the NASAA Omnibus Guidelines, which apply to the Company’s proposed offering, provide that an investor may not purchase shares “until at least five business days after the date the [investor] receives a final prospectus.” The purpose of this requirement, and for including the representation in the subscription agreement (which is a non-conditional contract), is to confirm that the final prospectus was received before executing the subscription agreement (and not that it will be received in the future). Footnote 410 of the Securities Act Release No. 33-8591 states that “conditional contracts that bind the purchaser at an earlier date but provide that no contract of sale occurs until the final prospectus is provided would not be consistent with the definition of sale under the Securities Act nor the anti-waiver provisions of Securities Act Section 14.” As the subscription agreement is a non-conditional contract, the Company does not believe that footnote 410 of the Securities Act Release No. 33-8591 is applicable to the subscription agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Overview, page 59

18.	We note your response to comment 39 in our letter dated January 27, 2012. Please either revise the last sentence on page 60 to define the terms REITs and RICs or include these terms in your glossary. Please also revise to discuss any risks or uncertainties associated with your ability to take advantage of the referenced tax incentives.

The disclosure has been revised in response to the Staff’s comment on pages 70 and B-3.

Critical Accounting Policies and Use of Estimates, page 62

Investment Classification, page 63

19.	We reviewed your response to comment 16 in our letter dated January 27, 2012 and the related revisions to your disclosures. Please help us understand how you determined your financial statements should be prepared using the specialized accounting principles of ASC 946 applicable to investment companies considering the nature of the investments you intend to make and the level of control you intend to obtain over the companies in which you invest. In this regard, we note your disclosures throughout the document that your primary investment strategy is to acquire controlling equity stakes in your target assets. Please make reference to the specific provisions in ASC 946 that support your determination and explain in detail the basis for your anticipated accounting.

Based upon an evaluation and analysis of FASB Codification Topic 946, Financial Services – Investment Companies (ASC 946) and the Company’s business and targeted investments, the Company believes that its financial statements should be prepared using the specialized accounting principles under ASC 946 because (1) the Company possesses certain of the qualitative attributes necessary for an entity to use investment company accounting and report its investment assets at fair value, and (2) recognizing the Company’s investments at fair value on a recurring basis as required by ASC 946 will provide investors with useful information about the performance of the Company’s investments in renewable energy and energy efficiency assets and provide a more appropriate basis of comparison to other entities with similar investment objectives.

ASC 946 provides a qualitative test of attributes that are necessary for an entity to use investment company accounting and report its investment assets at fair value. The following sets forth these attributes and describes how each such attribute specifically applies to the Company:

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Attribute 1: “Investment activity. The company’s primary business activity involves investing its assets, usually in the securities of other entities not under common management, for current income, appreciation, or both.”

As disclosed in the Registration Statement, the Company’s primary investment objective is to generate attractive risk-adjusted returns for its stockholders, consisting of both current income and long-term capital appreciation, by acquiring investments and financing renewable energy, energy efficiency and sustainable development projects. This investment objective is consistent with the ASC 946 “investment activity” attribute providing that a company’s business activity involves investing its assets for current income, appreciation, or both.

In addition, the “investment activity” attribute provides that the Company’s assets are usually securities of other entities not under common management. In furtherance of the Company’s investment objectives, the Company intends to hold equity and other interests in entities that hold renewable energy assets, as opposed to operating companies. Although the Company anticipates owning majority interests in these entities, the Company’s strategy is to build a portfolio of renewable energy assets and to not operate the assets for strategic operating purpose. The Company anticipates that most of its investments will be single asset entities and the assets will have well-defined purposes and revenue sources, which may include fixed-price purchase contracts for the energy that an asset generates. Although the Company will in some instances exercise approval rights over major decisions impacting the entity, neither the Company nor the advisor will have direct day-to-day management responsibilities for the assets. Day-to-day operating and maintenance will be contracted to third-party operators. Therefore, the Company believes that its investments will be similar in nature to those of “securities of other entities not under common management.”

Attribute 2: “Unit ownership. Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.”

As provided in the “unit ownership” attribute, ownership in the Company is represented as shares of common and preferred limited liability company interests, and the proportionate share of net assets attributed to each common and preferred share will be clearly presented in the financial statements.

Attribute 3: “Pooling of funds. The funds of the investment company’s owners are pooled to avail owners of professional investment management.”

As described in the Registration Statement, the Company proposes to offer up to 50,000,000 shares, in any combination of three classes of shares, at a price of $10.00 per Class A share, $9.576 per Class C share and $9.186 per Class I share.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

The minimum permitted purchase is 200 shares at the initial offer price. SC Distributors, LLC, the dealer manager for this offering, will use its “best efforts” to sell the Company’s shares. The Company believes that the proposed method of distribution for the offering will result in the Company being widely held. Additionally, in order to reduce the risk that the Company’s subsidiary, Greenbacker Renewable Energy Corporation, will be classified as a closely held C corporation for tax purposes, the Company’s amended and restated LLC Agreement will prohibit, with certain exceptions, any person or group (other than GCM and its affiliates, or a direct or subsequently approved transferee of GCM and its affiliates) from actually or constructively owning more than 9.8% of any class of the Company’s shares then outstanding. Furthermore, the Company will be externally managed and advised by Greenbacker Capital Management, LLC (“GCM”), the Company’s advisor. Therefore, the proceeds from the Company’s proposed offering of shares to investors will be pooled, to avail such investors of GCM’s professional management, as provided in attribute 3 “pooling of funds.”

Attribute 4: “Reporting entity. The investment company is the primary reporting entity.”

While the Company is not an “investment company” under the Investment Company Act of 1940, the Company is the primary reporting entity and therefore satisfies attribute 4 “reporting entity.”

For the reasons described in detail above, the Company believes it possesses four of the qualitative attributes necessary for an entity to use investment company accounting and report its investment assets at fair value and, therefore, believes its decision to prepare the Company’s financial statements using the specialized accounting principles under ASC 946 is appropriate.

In addition to possessing the attributes required of an entity to use the specialized accounting principles under ASC 946, the Company also believes that recognizing the Company’s investments at fair value on a recurring basis as required by ASC 946 will provide investors with useful information about the performance of the Company’s investments in renewable energy and energy efficiency assets and provide a more appropriate basis of comparison to other entities with similar investment objectives. The Company believes that using fair value techniques in determining the value of investments is important to investors for multiple reasons including (1) the use of a consistent valuation policy across direct participation programs providing investors with the ability to compare the Company to other direct participation programs (not traditional energy companies) that use investment company accounting; (2) the use of net asset value is consistent with other investment products in determining the share price of the offering, shares issued under the dividend reinvestment plan, and the share redemption program; and (3) the use of net asset value and gross assets (both

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

investment company accounting terms) in the determination of fees under the Company’s advisory agreement with GCM. Furthermore, the Company believes that the use of investment company accounting under ASC 946 provides more clarity to the Company’s financial statements enabling investors and other industry analysts to better understand the Company’s business and investments, as well as facilitating the evaluation of an investment in the Company as compared to other investment products in the market.

Valuation of Investments, page 63

20.	We note your response to comment 41 in our letter dated January 27, 2012 and reissue this comment in part. Please expand your disclosure to describe how you will value each asset class you reasonably expect to hold. Additionally, please disclose the information you provided in your response to the second, third and fourth bullet points of this comment. With regard to your response in the fourth bullet point, please also discuss whether any (and if so, what type of) disclosures regarding valuation will be attributed to any independent valuation firm(s).

The disclosure has been revised in response to the Staff’s comment on pages 72-73. The Company further advises the Staff that it will not attribute any disclosures regarding valuation to any independent valuation firm.

Calculation of Net Asset Value, page 64

21.	We note your response to comment 41 in our letter dated January 27, 2012 and the related revisions to your filing. In addition to the disclosure you added at the bottom of page 64, please revise to disclose that the valuations by your board as described on page 63 may be materially different from the valuation as determined by an independent valuation firm. Please also revise to include appropriate risk factor disclosure.

The disclosure has been revised in response to the Staff’s comment on pages 35 and 74.

U.S. Federal Income Taxes, page 65

22.

We note your disclosure that your taxation as a partnership will depend on your ability to meet, on a continuing basis, the “qualifying income exception” applicable to publicly traded partnerships (PTPs). Please describe the qualifying income exception, or provide a cross-reference to page 126 where you describe this exception, explain the likelihood of meeting the exception on a continuing basis given your stated “target investments” and identify any

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

potential barriers to meeting the exception. Please also make conforming revisions to taxation disclosures provided on page 16.

The disclosure has been revised in response to the Staff’s comment on pages 18, 43, 76 and 146.

Liquidity and Capital Resources, page 68

23.	We note your response to comment 42 in our letter dated January 27, 2012 and reissue this comment in part. With respect to the second bullet, please tell us how an investment in a project with tax equity financing is consistent with your investment strategy of investing in income-generating renewable energy and energy efficiency projects. With respect to the third bullet, please provide an explanation of the basis for your belief that tax equity financings would not have a material impact on the marketability of your interests in renewable energy projects. In this regard, it appears that the existence of tax equity financings would reduce the value of these projects in the event you elect, as a part of your liquidation strategy, to sell projects with tax equity financings in place at the time of sale.

The Company supplementally advises the Staff that, while it is true that the terms of a tax equity financing may cause cash to be diverted away from the Company to the tax equity investor for certain periods specified in the financing arrangement (often five to ten years, measured from commencement of the tax equity financing), the Company expects to couple investments where cash is so restrained with other cash flowing investments so as to provide cash for distributions to its stockholders. The Company’s investment strategy will involve a combination of different types of investments, so as to maintain a mix of cash flowing and non-cash flowing investments. Therefore, the Company believes tax equity financing is consistent with its investment strategy.

In addition, the Company supplementally advises the Staff that an interest in a project with a tax equity financing in place generally is transferable notwithstanding the existence of the tax equity financing. For example, if the Company has invested in a project and determines to obtain financing for the project from a tax equity investor, the Company may negotiate the tax equity financing to include a partnership or lease arrangement, in which case the interest in the project held by the Company would be transferable, subject to the interest held by the tax equity investor. Moreover, while it is true that a tax equity financing will reduce the value of other interests in a renewable energy project, the tax equity financing also provides funding for the renewable energy project, which generally will enhance rather than diminish the value of the project as a whole. Therefore, the Company believes that tax equity financings would not

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

have a material impact on the marketability of our interests in renewable energy projects.

Business, page 72

24.	We note your response to comment 44 in our letter dated January 27, 2012 and your view that Item 101(c)(1)(xii) of Regulation S-K is inapplicable to you because you intend to invest in projects that will be “shovel ready.” Your response appears to address only permits and approvals from local and state regulatory agencies needed prior to or concurrent with construction. Please expand your disclosure to address compliance with such Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment required after you start construction and throughout the operation of your projects, if material.

The disclosure has been revised in response to the Staff’s comment on pages 33 and 102.

Advisory Agreement, page 98

Advisory Services, page 98

25.	We note the revisions to your filing on page 93 in response to comment 46 in our letter dated January 27, 2012. Please tell us whether the advisory agreement will include a provision subjecting the officers and employees of the advisor who provide services to you to your code of business conduct and ethics. If so, please clarify your disclosure in the second paragraph on page 98 to describe this provision.

The Company supplementally advises the Staff that the Company’s code of business conduct and ethics will apply to the officers and employees of the advisor and, accordingly, the disclosure on page 111 has been revised to disclose that the advisory agreement will include a provision subjecting the advisor’s officers and employees who provide services to the Company to the Company’s code of business conduct and ethics.

26.

We note the revisions to your filing in response to comment 47 in our letter dated January 27, 2012. Please tell us whether you will be required to pay any termination fees under the advisory agreement in connection with a termination under any circumstances, such as prior to a liquidity event. If so, please expand your disclosure to describe these fees and, if appropriate,

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

include risk factor disclosure describing the risks to investors associated with these fees.

The Company supplementally informs the Staff that it will not be required to pay any termination fees under the advisory agreement in connection with a termination under any circumstances.

27.	We note your new disclosure that GCM may enter into one or more subadvisory agreements under which GCM may obtain assistance in fulfilling its responsibilities under the advisory agreement. Please revise to describe these arrangements, including the following:

•

How GCM expects subadvisory arrangements would be structured, including regarding the payment of fees, liabilities for breaches by GCM or the subadvisor, conflicts of interest and corporate opportunities;

•	Whether your board would be required to approve the qualifications of any such subadvisor;

•	How GCM will oversee any subadvisor and ensure that material information discussed at the subadvisory level is communicated to your board, where appropriate; and

•

If known, the types of responsibilities under the advisory agreement that GCM expects to be fulfilled by subadvisors, including whether GCM expects to engage subadvisors to manage any of your day-to-day operations, determine the composition of your portfolio or the nature and timing of any changes to your portfolio, identify, evaluate or negotiate any of your investments or perform due diligence related to such investments, or close or monitor the investments you make.

Please also describe the risks, if any, posed to you and investors as a result of any such subadvisory arrangements.

The disclosure has been revised in response to the Staff’s comment on page 111. The Company supplementally advises the Staff that the types of responsibilities under the advisory agreement that may be fulfilled by subadvisors will vary on a case-by-case basis and therefore, are not yet known. In addition, the Company supplementally advises the Staff that it does not believe that additional disclosure to the risk factors is appropriate at this time. To the extent that the advisor enters into a subadvisory arrangement, the Company will review and update the disclosure for the related risks, as necessary, in future filings.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Certain Relationships and Related Party Transactions, page 112

28.	Please revise to disclose the names of your directors and officers who participate in the GCM joint venture and disclose their respective ownership percentages. See Item 404 of Regulation S-K.

The disclosure has been revised in response to the Staff’s comment on page 129.

Share Repurchase Program, page 141

29.	We note your response to comment 50 in our letter dated January 27, 2012. Please disclose that, after meeting the minimum offering requirement, you intend to seek a no-action letter from the staff of the U.S. Securities and Exchange Commission with respect to the applicability of specific provisions of the federal securities laws to your proposed share repurchase program. Please also disclose the implications if you do not receive this no-action letter, including any considerations under the Securities Act of 1933.

The disclosure has been revised in response to the Staff’s comment on page 161.

Reports to Members, page 143

30.	Please disclose when you will file audited financial statements reflecting your acquisition of income-generating renewable energy and energy efficiency projects and other energy-related businesses.

The Company advises the Staff that it will file Current Reports on Form 8-K as required to disclose material acquisitions. In addition, the Company intends to file financial statements for such acquired projects and businesses within the 71-day grace period provided in Form 8-K. However, as discussed in the Company’s response to the Staff’s comment no. 4 above, when projects or businesses are acquired during the offering period, the Company may continue sales activities notwithstanding the pendency of the 71-day extension of time because the Company has undertaken to file quarterly post-effective amendments containing financial statements of acquired projects and businesses pursuant to Item 20 of Industry Guide 5.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

31.	Please revise your exhibit index to include the tax opinion of Clifford Chance US LLP. Upon filing of the tax opinion, please note that we may have comments on the disclosure under the heading “Federal Income Tax Consequences.”

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

The disclosure has been revised in response to the Staff’s comment on page II-2 and the Company acknowledges the Staff’s comment.

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8527.

Sincerely,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosures

cc:	Robyn Manuel
David Sher, Greenbacker Renewable Energy Company LLC
Charles Wheeler, Greenbacker Renewable Energy Company LLC
Jacob A. Farquharson, Clifford Chance US LLP